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                                                                   EXHIBIT 11


                        ADMINISTRATIVE SERVICES AGREEMENT


This Agreement dated this 28th day of June 1996 is by and between Continental Assurance Company on behalf of its Separate Account (B) (herein called "Company"), an Investment Company under the Investment Company Act of 1940, and the Joint Retirement Board of the Rabbinical Assembly of America, et al (herein called "Joint Retirement Board"), a non-profit organization.




        WITNESSETH:



WHEREAS, the Company issues certain group annuity products through its Separate Account (B);

WHEREAS, the Joint Retirement Board is a contractholder of Group Annuity products issued by the Company's Separate Account (B) under an Agreement identified as GP-261-A-2 effective as of September 1, 1968 ("Group Annuity Contract");

WHEREAS, certain individuals have an interest in the Separate Account by reason of purchase payments made by such persons pursuant to the Group Annuity Contract ("Participants");

WHEREAS, the Company has the right to charge Participants for administrative services relating to contracts such as the Group Annuity Contract;

WHEREAS, the Company has reserved the right in the Prospectus to increase the rate of deductions to Participants for administrative expenses; and

WHEREAS, Joint Retirement Board and the Company have agreed that the Joint Retirement Board will perform certain of these administrative services relating to the Group Annuity Contract on behalf of the Company for the benefit of participants.

NOW, THEREFORE;

In consideration of the agreements set forth below and other good and valuable consideration, the receipt of which is hereby acknowledged, Company and Joint Retirement Board hereby agree as follows:

1.      Appointment and Scope of Work.

The Company hereby appoints the Joint Retirement Board, and the Joint Retirement Board hereby accepts the appointment, effective as of August 1, 1996 as provider of the administrative services listed in Annex A relating to the Group Annuity Contract on the terms and conditions contained herein. The duties listed in Annex A may be amended periodically in writing by mutual agreement of the Company and the Joint Retirement Board.


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     2.  Fee Schedule.

     For all of Joint Retirement Board's services to Participant's hereunder, the Company agrees to pay to the Joint Retirement Board fees out of each Participant's Net Asset Value(1) as follows:

          2.1 The Joint Retirement Board shall be entitled to administrative fees commencing August 1, 1996, calculated and payable annually at a rate of 35 basis points of the Net Asset Value of the account of each participant under the Group Annuity Contract at each August 1.

          2.2 The Company shall furnish to the Joint Retirement Board a statement setting forth the computation of the annual administrative fees promptly following each August 1. The total annual fees shall be due and payable within 30 calendar days after each August 1.

          2.3 Expenses arising in connection with the Joint Retirement Board's services to the Company under this Agreement shall be the responsibility of the Joint Retirement Board.

     3. Scope of Liabilities.

     3.1 The Joint Retirement Board shall be liable to the Company for any loss, damage, expense or claim occasioned by any negligent act or omission, whether by the Joint Retirement Board or its agent, in connection with the performance of the Joint Retirement Board's services hereunder. The Joint Retirement Board is responsible for compliance, by the Joint Retirement Board or its agents, with all applicable laws, including the Insurance Code of the State of Illinois and applicable securities laws.

     4. Independent Contractor.

     For all purposes of this Agreement, the Joint Retirement Board shall be an independent contractor and not an employee or dependent agent of the Company; nor shall anything herein be construed as making the Company a partner or co-venturer with the Joint Retirement Board or any of its associated persons or other Companies. Except as specifically provided in this Agreement, the Joint Retirement Board shall not have any authority to bind, obligate or represent the Company.


     5. Termination.


     This Agreement shall terminate effective upon the Joint Retirement Board or the Company receiving from the other written notice of termination at least 30 days prior to the termination date. Such termination shall be without payment of any penalty. All fees otherwise payable by the Company to the Joint Retirement Board shall be due and payable as of the date of termination in accordance with the Fees described in Sections 5.1 and 5.2 of this Agreement.
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 (1) "Net Asset Value" of each participant's account shall be equal to the value  of the Accumulation Unit multiplied by the number of
     Accumulation Units as of the Valuation Date. For purposes of the calculation of the administrative fees under this Agreement, the Valuation Date is each August 1. "Accumulation Unit" has the meaning as defined in the Separate Account (B) current Prospectus.
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6.    Assignment.

This Agreement may not be assigned, nor may any obligations hereunder be transferred or delegated, by either party without the prior written consent of the other.

7.    Modifications, Notices, Waiver.

Notices shall be deemed to be effective upon receipt if personally delivered (or when delivery is refused) or when mailed if properly addressed and sent via U.S. certified or registered mail or by express delivery service or by confirmed telecopy, to the Company at Continental Assurance Company, CNA Plaza - 41 South, Chicago, IL 60685 Attention: Treasurer; or to the Joint Retirement Board at Seven Penn Plaza, Suite 720, New York, NY 10001 Attention: Nina Rone, Administrator.

Except as otherwise expressly provided herein, this Agreement shall not be amended, nor shall any provision of this Agreement be considered modified or waived, unless evidence by a writing signed by the party to be charged with such amendment, waiver or notification.

8.    Governing Law.

     This Agreement shall be governed by, and construed in accordance with, the laws of Illinois applicable to contracts made and to be performed entirely therein.


Accepted and agreed:

Joint Retirement Board of the Rabbinical Assembly of America, et al

By:  Michael B. Greenbaum
    ----------------------------------
Title: Chairman of the Board
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Continental Assurance Company
on behalf of its Seperate Account (B)

By:      /s/ Donald C. Rycroft
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Donald C. Rycroft
Group Vice President and Treasurer

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                                    Annex A
                            Administrative Services

The Joint Retirement Board will perform the following services for the participants under the Group Annuity Contract to the reasonable satisfaction of the Company:

Handling mail and telephone inquiries regarding tax considerations

Producing and disseminating educational materials regarding tax considerations

Producing and disseminating educational materials regarding general investment considerations

Calculating Required minimum distribution amounts

Checking of statements to monitor correct crediting of contributions

Checking of statements to monitor correct crediting or debiting of transfers

Checking of statements to monitor correct debiting of withdrawals

Testing interest credited and fees debited for accuracy